Att
3/16/2004

04002116

SEC [illegible]COMMISSION
Washington, D. C. 20549

**SEC FILE NUMBER**
8 – 51375

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 26 2004

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2003** AND ENDING **DECEMBER 31, 2003**

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

**FD de LEEUW & ASSOCIES/Trade Desk America** **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

**88, RUE DUCHASTEL**

**MONTREAL, QC, CANADA, H2V 3E8**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**FRANCIS de LEEUW, CEO** **(514) 737 - 8388**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**LERNER & SIPKIN, CPAs, LLP**

**132 Nassau Street, Suite 1023** **New York** **NY** **10038**

**X** **Certified Public Accountant**

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

PS
3/17

# OATH OR AFFIRMATION

I, *FRANCIS de LEEUW,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *FD de LEEUW & ASSOCIES/Trade Desk America,* as of *DECEMBER 31, 2003,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

FRANCIS DE LEEUW, CEO
Title

X ______________________
Notary Public

This report** contains (check all applicable boxes):
(x ) (a ) Facing page.
(x ) (b ) Statement of Financial Condition.
(x ) (c ) Statement of Income (Loss).
(x ) (d ) Statement of Cash Flows.
(x ) (e ) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x ) (f ) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x ) (g ) Computation of Net Capital.
( ) (h ) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i ) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j ) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x ) (l ) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x ) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***FRANCIS de LEEUW,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

***FD de LEEUW & ASSOCIES/Trade Desk America,***

as of ***DECEMBER 31, 2003***, are true and correct.

I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

-----------------

(Signature)

FRANCIS DE LEEUW, CEO

(Title)

COMMISSAIRE À L'ASSERMENTATION PIERRE GARNIER # 161 644 DISTRICT DE MONTRÉAL

(Notary Public)

# FD de LEEUW & ASSOCIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FD de LEEUW & ASSOCIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 58,498 |
| Due from broker | 124,959 |
| Commissions receivable | 12,351 |
| Equipment-net of accumulated depreciation of $40,002. | 20,815 |
| Other assets | 5,166 |
| Total assets | $221,789 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 82,096 |
| Total liabilities | 82,096 |
| **Commitments and Contingencies** (Notes 4 and 5) | |
| **Stockholder's equity** (Note 6) | |
| Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding. | 566,090 |
| Retained earnings | (426,397) |
| Total stockholder's equity | 139,693 |
| Total liabilities and stockholder's equity | $221,789 |

*The accompanying notes are an integral part of this statement.*

**FD de LEEUW & ASSOCIES, INC.**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

## Note 1 - Nature of Business

FD de Leeuw & Associes, Inc. (The "Company") is a New York Corporation formed in 1997 as a broker/dealer in securities, and is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., and the National Futures Association. The Company began operations in 2000.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

## Note 2 - Summary of Significant Accounting Policies

*a)* *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade date and settlement date accounting.

*b)* *Income Taxes*
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

*c)* *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

**Note 2 - Summary of Significant Accounting Policies (*continued*)**

*d)* *Fixed Assets*
Equipment is carried at cost and is depreciated over a useful life of three to five years using the straight-line method.

*e)* *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

**Note 3- Income Taxes**

At December 31, 2003, the Company had a net operating loss carryforward of approximately $425,000 for income tax purposes. This carryforward will expire from 2014-2017. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $78,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

**Note 4 - Commitments and Contingencies**

*Office Lease*
In January 2002, the Company moved into a new office, which was converted, from part of the president's residence. There is no lease on these premises.

**Note 5 - Financial Instruments With Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

**Note 6 - Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003, the Company had net capital of $111,712, which was $106,239 in excess of its required net capital of $5,473. The Company's net capital ratio was 73.49%.

---

A copy of the Firm's statement of Financial Condition as of December 31, 2003, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

# INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
FD de Leeuw & Associes, Inc.
88, Rue Duchastel
Montreal, QC, Canada, H2V 3E8

We have audited the accompanying statement of financial condition of FD de Leeuw & Associes, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FD de Leeuw & Associes, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 16, 2004